FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of December 2005

Commission File Number _____0-16174_____

<u>**TEVA PHARMACEUTICAL INDUSTRIES LIMITED**</u>
(Translation of registrant's name into English)

5 Basel Street, P.O. Box 3190
<u>**Petach Tikva 49131 Israel**</u>
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F <u>   X   </u>   Form 40-F <u>   </u>

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): <u>   </u>

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): <u>   </u>

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also hereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes <u>   </u>   No <u>   X   </u>

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g(3)-2(b): 82-<u>   </u>



Teva Pharmaceutical Industries Ltd. Web Site: www.tevapharm.com

_____

Contact: Dan Suesskind
           Chief Financial Officer
           Teva Pharmaceutical Industries Ltd.
           (011) 972-2-589-2840
           George Barrett
           President and CEO
           Teva North America
           (215) 591-3030
           Liraz Kalif / Kevin Mannix
           Investor Relations
           (011) 972-3-926-7554 / (215) 591-8912

FOR IMMEDIATE RELEASE

TEVA ISSUES STATEMENT REGARDING OUTSTANDING IVAX CONVERTIBLE NOTES

Jerusalem, Israel, December 6, 2005 – Teva Pharmaceutical Industries Ltd. (Nasdaq: TEVA) issued the following statement regarding the outstanding 1.5% Convertible Senior Notes due 2025 of Ivax Corporation, in connection with Teva's pending acquisition of Ivax.

Although it has not made a final decision, and will not do so until following the closing of the acquisition in accordance with the terms of the applicable indenture, Teva does not expect to elect the "public acquirer fundamental change" option with respect to such Notes. This preliminary expectation is subject to change if the trading prices and market conditions differ at the time Teva makes its decision. As previously announced by Ivax, these Notes are now convertible at the option of the holders, as Ivax has waived the contingent conversion triggers.

Teva Pharmaceutical Industries Ltd., headquartered in Israel, is among the top 20 pharmaceutical companies and among the largest generic pharmaceutical companies in the world. The company develops, manufactures and markets generic and innovative human pharmaceuticals and active pharmaceutical ingredients. Close to 90% of Teva's sales are in North America and Europe.



Teva Pharmaceutical Industries Ltd.   Web Site: www.tevapharm.com

_____

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


TEVA PHARMACEUTICAL INDUSTRIES LIMITED
(Registrant)


By: /s/ Dan Suesskind
        Name: Dan Suesskind
        Title: Chief Financial Officer

Date: December 6, 2005